

October 21, 2024

Yin Yan
Chief Executive Officer
Bio Essence Corp
12 Chrysler, Unit B
Irvine, CA 92618

>   **Re: Bio Essence Corp**
>   **Form 10-K for Fiscal Year Ended December 31, 2023**
>   **Form 10-Q/A for Quarterly Period Ended March 31, 2024**
>   **File No. 000-56263**

Dear Yin Yan:

We have reviewed your Form 10-Q/A for the Quarterly Period Ended March 31, 2024 in response to our comment letter and have the following comment.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our September 25, 2024 letter.

Form 10-Q/A for the Quarterly Period Ended March 31, 2024

Item 4. Controls and Procedures., page 26

1.   We note in your March 31, 2024 Form 10-Q/A that you state that you concluded that your disclosure controls and procedures and internal control over financial reporting are effective. Please tell us how you determined that your disclosure controls and procedures and internal control over financial reporting as of March 31, 2024 and June 30, 2024 are effective considering the restatement.

Please contact Lynn Dicker at 202-551-3616 or Eric Atallah at 202-551-3663 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Life Sciences